SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                      For the period ended January 22, 2004


                                       OR


( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


         For the transition period from             to
                                        ------------  ------------


              Commission file number 0-5519 (Associated Banc-Corp)


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                      THE CFG SALARY SAVINGS PLAN AND TRUST


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:


                              ASSOCIATED BANC-CORP
                                1200 Hansen Road
                           Green Bay, Wisconsin 54304

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Associated Banc-Corp Retirement Program Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         THE CFG SALARY SAVINGS PLAN AND TRUST


                                         /s/ James A. Noffke
                                         --------------------------------------
                                         James A. Noffke, Chairman
                                          Retirement Program Committee

                                     THE CFG
                          SALARY SAVINGS PLAN AND TRUST

                              Financial Statements
                       January 22, 2004 and March 31, 2003

     (With Report of Independent Registered Public Accounting Firm Thereon)

                      THE CFG SALARY SAVINGS PLAN AND TRUST
                                TABLE OF CONTENTS

                                                                         Page(s)
-------------------------------------------------------------------------------

Report of Independent Registered Public Accounting Firm                     1

Statements of Net Assets Available for Plan Benefits,
  January 22, 2004 and March 31, 2003                                       2

Statements of Changes in Net Assets Available for Plan Benefits,
  Period From April 1, 2003 to January 22, 2004                             3

Notes to Financial Statements                                             4-11

             Report of Independent Registered Public Accounting Firm


The Plan Administrator
Associated Banc-Corp
The CFG Salary Savings Plan and Trust:


We have audited the accompanying statements of net assets available for plan benefits of The CFG Salary Savings Plan and Trust (Plan) as of January 22, 2004 and March 31, 2003 and the related statement of changes in net assets available for plan benefits for the period from April 1, 2003 to January 22, 2004. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of January 22, 2004 and March 31, 2003, and the changes in net assets available for plan benefits for the period from April 1, 2003 to January 22, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Chicago, Illinois
June 4, 2004

THE CFG SALARY SAVINGS PLAN AND TRUST


Statements of Net Assets Available for Plan Benefits
January 22, 2004 and March 31, 2003


                                                      January 22,    March 31,
                                                         2004          2003
-------------------------------------------------------------------------------
Assets:
  Investments, at fair value:
    Mutual funds                                       $        0   $4,555,407
    Loans to participants                                       0       67,658
-------------------------------------------------------------------------------
Total Investments                                               0    4,623,065
Employer contribution receivable                                0      515,419
Participant contribution receivable                             0       57,957
-------------------------------------------------------------------------------
Net assets available for plan benefits                 $        0   $5,196,441
===============================================================================

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Plan Benefits
Period from April 1, 2003 to January 22, 2004

-------------------------------------------------------------------------------
Additions:
Investment Income :
  Appreciation in fair value of investments                        $1,063,402
  Interest and dividends                                               50,302
-------------------------------------------------------------------------------
Total investment gain                                               1,113,704

Participant contributions                                             308,617
Employer contributions                                                337,091
-------------------------------------------------------------------------------
Total additions                                                     1,759,412

Deductions:
  Distribution to participants                                        195,107
  Administrative expenses                                              14,311
  Transfer of net assets to the Associated
    Banc-Corp 401(k) Profit Sharing & Employee
    Stock Ownership Plan                                            6,746,435
-------------------------------------------------------------------------------
Total deductions                                                    6,955,853
-------------------------------------------------------------------------------
Net decrease in net
  assets available for plan benefits                               (5,196,441)
Net assets available for plan benefits:
  Beginning of period                                               5,196,441
-------------------------------------------------------------------------------
End of period                                                     $         0
-------------------------------------------------------------------------------

See accompanying notes to financial statements.

THE CFG SALARY SAVINGS PLAN AND TRUST

Notes to Financial Statements

January 22, 2004 and March 31, 2003


(1)  Description of the Plan

     The following brief description of The CFG Salary Savings Plan and Trust
     (Plan) is provided for general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan covering all employees of the former CFG Insurance Services and its subsidiaries (referred to herein as the Company) who have completed 1,000 hours of service and are age 18 or older. Associated Banc-Corp acquired 100% of the outstanding common shares of CFG in a transaction that was consummated on April 1, 2003. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and is participant-directed.

     Plan Merger

     Effective January 22, 2004 the Plan merged with and all of the Plan's assets were transferred into the Associated Banc-Corp 401(k) Profit Sharing & Employee Stock Ownership Plan.

     Contributions

     Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Company may contribute matching contributions up to the first 6% of base compensation that a participant contributes to the Plan. The Company may also contribute additional contributions at the discretion of the Company's board of directors. The Company's matching contribution was $337,091 for the period ended January 22, 2004. There were no discretionary contributions made for the same period.

     Participant Accounts

     Each participant's account is credited with the participant's contribution, individual account earnings, and allocations of the Company's matching and discretionary contributions. Allocations are based on participant contributions or eligible compensation, as defined by the Plan. The benefit to which a participant is entitled is limited to the balance in the participant's vested account.

     Vesting

     Participants are immediately vested in their pretax contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their account plus actual earnings thereon is based on years of credited service. A participant's account balance will vest in 20% increments after two years of credited service. These participants will be 100% vested after six years of credited service. A participant is also 100% vested upon reaching normal retirement age, upon death, or upon becoming partially or totally disabled.

THE CFG SALARY SAVINGS PLAN AND TRUST

Notes to Financial Statements

January 22, 2004 and March 31, 2003

     Forfeitures

     Forfeited non-vested accounts are used to reduce future employer contributions. As of January 22, 2004 forfeited non-vested accounts totaled $ 9,027, which were used to reduce the employer contribution made for the period ended January 22, 2004.

     Investment of Plan Assets

     Participants had the right to direct that investments be made in the Balanced Lifestage Fund, Growth Lifestage Fund, Growth Balanced Lifestage Fund, Conservative Balanced Lifestage Fund, Money Market Fund, Intermediate Term Bond Fund, Common Stock Fund, Foreign Equity Fund, Emerging Growth Fund, Equity Income Fund, Associated Banc-Corp Common Stock Fund, Dodge & Cox Stock Fund, EuroPacific Growth Fund, Goldman Sachs Growth Opportunities Fund, Janus Small Cap Value Fund, RS Diversified Growth Fund, Vanguard 500 Index Fund, Weitz Value Fund or a combination of funds. Plan assets are held in trust with a subsidiary of the Company (trustee). The following is a brief description of each fund:

     Balanced Lifestage Fund - The fund is designed to put equal emphasis on the pursuit of capital growth through investments in stocks, along with the stability and income generation provided by fixed income securities. Approximately one-half the portfolio will consist of investment grade bonds with the remaining one-half consisting of a diversified mix of stocks, with an emphasis on large company stocks but including small and foreign stocks.

     Growth Lifestage Fund - The fund is designed to achieve growth of capital through investment in a broadly diversified portfolio of common stocks. The portfolio will emphasize large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks.

     Growth Balanced Lifestage Fund - The fund is designed to seek both long term growth of capital and a modest amount of income and stability through a mix of stocks and bonds. The portfolio will largely emphasize the pursuit of capital growth through investments in stocks with the remainder primarily consisting of investment grade bonds.

     Conservative Balanced Lifestage Fund - The fund is designed to emphasize stability of principal and income through investments in fixed income securities with a smaller emphasis on capital growth through investment stocks. The portfolio will primarily consist of investment grade bonds with the remainder consisting of large company stocks.

     Money Market Fund - The fund is designed to provide safety of principal. Actual investments made by the trustee are into the Associated Trust Company, N.A. Cash Management Fund.

     Intermediate Term Bond Fund - The fund is designed to earn a competitive total return through diversified investment in high-quality fixed income securities issued by the United States Government, federal agencies, and public corporations, as well as mortgage-backed and asset-

THE CFG SALARY SAVINGS PLAN AND TRUST

Notes to Financial Statements

January 22, 2004 and March 31, 2003

     backed issues and certificates of deposit.

     Common Stock Fund - The fund is designed to achieve long-term growth through investment in large cap companies with good growth prospects. The majority of the assets in this portfolio are included in the S&P 500 Index.

     Foreign Equity Fund - The fund is designed to provide exposure to investment opportunities outside the United States. The fund invests primarily in attractively valued foreign common stocks.

     Emerging Growth Fund - The fund is designed to maximize long-term stock returns by diversifying stock ownership into numerous industries. The fund invests in equities issued by small capitalization, fast growing companies.

     Equity Income Fund - The fund is designed to pursue growth of capital while providing above average dividend yield. The fund invests in common stocks believed to be undervalued.

     Associated Banc-Corp Common Stock Fund - The fund is designed to share in the performance of Associated Banc-Corp. The fund invests in Associated Banc-Corp common stock and cash equivalents.

     Dodge & Cox Stock Fund - The fund is designed to pursue long-term growth of principal and income. Fund intends to remain fully invested in equities with at least 65% of assets in common stocks.

     EuroPacific Growth Fund - The fund is designed to pursue long-term growth of capital. The fund invests in at least 80% of assets in equity securities of issuers from Europe and the pacific Basin.

     Goldman Sachs Growth Opportunities Fund - The fund is designed to achieve long-term growth of capital. The fund invests in at least 90% of assets in equity securities with a primary focus on mid-cap companies.

     Janus Small Cap Value Fund - The fund is designed to achieve capital appreciation. The fund invests in at least 80% of assets in equity securities of undervalued small companies with market capitalization within the 12-month average of the capitalization range of the Russell 2000 index.

     RS Diversified Growth Fund - The fund is designed to achieve long-term capital growth. The fund invests primarily in small capitalization growth companies.

     Vanguard 500 Index Fund - The fund seeks to track the S&P 500 Index as closely as possible by investing in each of the Index 500 stocks according to each stock's weighting in the Index.

THE CFG SALARY SAVINGS PLAN AND TRUST

Notes to Financial Statements

January 22, 2004 and March 31, 2003

     Weitz Value Fund - The fund is designed to achieve capital appreciation by investing primarily in equity securities. The advisor seeks securities trading at prices lower than their intrinsic values.

     Participants can elect to invest in one of the aforementioned funds or in 1% increments in two or more funds. Participants can change the allocation of the Plan accounts on a daily basis.

     Participant Loans

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer between the individual participant's selected investment fund account(s) and the participant note account. Loan terms range from one to five years or up to 15 years if related to the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear a market rate of interest comparable to what a bank or other professional lender would charge, fixed for the duration of the loan. Principal and interest is paid ratably through bi-weekly payroll deductions.

     Valuation of Plan Assets

     Plan assets are valued daily. Under a daily valued plan, participants can verify account balances daily utilizing the VRU (Voice Response Unit) or Internet access, contributions are allocated to participant accounts upon receipt, and income and changes in asset values are immediately updated.

     Distributions

     On termination of service due to death, disability, or retirement, a participant may elect to receive either an annuity or a lump-sum amount equal to the value of the participant's vested interest in his or her account. Distributions may also be made in the form of hardship withdrawals.

(2)  Summary of Significant Accounting Policies

     Basis of Presentation

     The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets in accordance with accounting principles generally accepted in the United States of America. The significant accounting policies of the Plan are as follows:

     Investments and Income Recognition

     Investment securities are valued at quoted market prices. Mutual funds are valued at the

THE CFG SALARY SAVINGS PLAN AND TRUST

Notes to Financial Statements

January 22, 2004 and March 31, 2003

     reported net asset value. The investments in units of the common/collective trust funds are valued at the amount at which shares in the funds can be withdrawn, which approximates fair value. Securities for which no quoted market price is available are valued at estimated fair value. Short-term investments are stated at cost plus accrued interest, which approximates fair value. Participant loans are valued at cost which approximates fair value. Plan assets are held with the trustee. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of investments are determined through the use of specific identification. Interest income is recorded on the accrual basis and dividends on the ex-dividend date.

     The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participant account balances and the amounts reported in the financial statements of the Plan.

     Payment of Benefits

     Benefits are recorded when paid.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan administrator estimates and assumptions that affect the reported amounts of assets available for benefits and plan benefit obligations and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(3)  Investments

     The fair value of investments that represent 5% or more of the Plan's net assets at January 22, 2004 and March 31, 2003 are presented in the following table:


                                                     January 22,     March 31,
                                                        2004           2003
     --------------------------------------------------------------------------
     American Funds Cash Management Fund             $      0        $921,597
     Gabelli Growth Fund                                    0         613,704
     Janus Worldwide Fund                                   0         486,776
     Vanguard Total Bond Market Fund                        0         414,741
     Northern Select Equity Fund                            0         364,393
     --------------------------------------------------------------------------

     During the period ended January 22, 2004, the Plan's investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value

THE CFG SALARY SAVINGS PLAN AND TRUST

Notes to Financial Statements

January 22, 2004 and March 31, 2003

     by $1,063,402. The components were as follows:

     Associated Banc-Corp Common Stock Fund                        $    9,959
     Common/Collective Trust Funds                                    179,196
     Mutual Funds                                                     874,247
                                                                    ---------
     Total                                                         $1,063,402
                                                                   ==========

(4)  Transactions with Related Parties

     Dividend income from Associated Banc-Corp stock totaled $46 for the period ended January 22, 2004. The Plan held no Company stock at January 22, 2004 or March 31, 2003.

     Associated Trust Company, N.A. performs asset management and participant recordkeeping for the Plan. Prior to Associated Trust Company, N.A. assuming the asset management and recordkeeping responsibilities on October 1, 2003, CFG performed asset management and recordkeeping responsibilities were performed by Interactive Retirement Services. Asset management and recordkeeping fees totaled $14,311 for the period ended January 22, 2004.

(5)  Income Taxes

     The Internal Revenue Service has determined and informed the Company by a letter dated August 5, 2002, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code, and that the trust is therefore exempt from federal income taxes. The Company believes the Plan continued to qualify and operate as designed through the date of the merger.

                CONSENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM



The Board of Directors
Associated Banc-Corp:


We consent to incorporation by reference in the registration statement (No. 33-54658) on Form S-8 of Associated Banc-Corp of our report dated June 4, 2004 relating to the statements of net assets available for plan benefits of The CFG Salary Savings Plan and Trust as of January 22, 2004 and March 31, 2003 and the related statement of changes in net assets available for plan benefits for the period from April 1, 2003 to January 22, 2004, which report appears in the January 22, 2004 annual report on Form 11-K of The CFG Salary Savings Plan and Trust.



Chicago, Illinois
June 24, 2004